

GROTTO

Marin County's Communal Bathhouse & Spa

grottofairfax.com Fairfax, CA

Highlights

1. Location Secured- Long Term Lease Signed on Bank Building @ 89 Broadway, Fairfax CA

2. Conditional Use Permit Issued- Bathhouse & Spa Approved to Operate From Town of Fairfax

3. Building Permits In Process- Working with talented team of architects & engineers. Nearly complete.

(4) 1k+ Subscribers & Contacts For Prospective Investors

(5) Tons of Community Support & Excitement! We Hear the Love & Support Daily!

(6) NOTE: Investment repayment begins once Grotto reaches breakeven (projected Month 5 of operations).

Featured Investors



Elke Reinhardt in [Follow]

Cosmetologist In Marin County

"I've seen the vision for Grotto grow from an idea into something truly meaningful. I'm proud to support it and can't wait to see the first guests walk through those doors."



Ezra Malmuth [Follow]   Invested $5,000 ⓘ
Syndicate Lead

"I'm proud to support Cam and Elliot as they bring this sanctuary to life. Their unwavering commitment to healing, connection, and community is truly inspiring, and the Bay Area will be profoundly enriched by the space they're creating. This is far more than an investment—it's a mission to build a lasting refuge for well-being, growth, and true belonging. I wholeheartedly urge you to support this powerful, much-needed cause and stand with us in bringing this transformative vision to the community."

Team



Elliot Rose Co-Founder

Owner & Founder of SF Bay Area Design-Build Firm. Licensed Contractor and Bathhouse Enthusiast



Camryn Rose Co-Founder

15+ Years of Experience In Business Operations. Business & Data Analyst in Biotech Industry & Start-Up Experience

Memo

Grotto

Community Bathhouse for Marin County in Fairfax, CA

Grotto reimagines the historic role of a bathhouse as a **community hub** — a daily gathering place for neighbors, friends, and visitors seeking wellness and connection.

Housed in an **old bank building** in Downtown Fairfax, the space features soaking pools, saunas, steam rooms, massage therapy, and thoughtfully designed areas that invite both **personal renewal** and **social connection**.

More than a wellness facility, Grotto is designed to be a **long-term community anchor** — a local landmark for health, belonging, and everyday ritual in the heart of Fairfax.







A Bathhouse In Fairfax

Fairfax is a place where people know their neighbors, where wellness is part of everyday life, and where community still means something. From early morning trail runners on Mt. Tam to families walking downtown for coffee, this is a town that seeks connection — to nature, to others, and to themselves.

For years, Fairfax has nurtured yoga studios, organic markets, artists, healers, cyclists, musicians, and outdoor enthusiasts. It's a town built on presence, intention, and heartfelt living. A communal bathhouse feels less like a new idea and more like the natural next chapter in the rhythm of this place.

And with no accessible, community-oriented hydrotherapy space anywhere in Marin today, Grotto fills a need locals have been quietly feeling — a warm gathering place to restore, reset, and reconnect with one another in the heart of town.



The Team

A passionate, experienced group of locals committed to bringing wellness and community connection to Fairfax.



Camryn Rose - Fairfax, CA
Co-Founder

- 15+ years in Business Operations and as Business & Data Analyst in biotech
- Expertise in financial modeling, compliance, and operational strategy
- Deep roots in Marin's wellness community
- Leads finance, operations, and membership growth



Elliot Rose - Fairfax, CA
Co-Founder

- Owner & founder of successful Bay Area design-build firm
- Manages complex construction projects, budgets, and teams
- Specializes in immersive spaces with natural materials and comprehensive designs
- Leads facility design, contractor coordination, and cost control



Ezra Malmuth
Strategy & Investor Relations
CEO in F&B sector with extensive experience in brand positioning and community engagement



Paul Bozzo
Business Advisor
Marin SBDC, providing strategic guidance on operations and growth



Fran Halperin
Architect/Consultant
Licensed in California, guiding design compliance and spatial planning

Guest Experience & Journey

A visit to Grotto begins with a warm welcome and a soft landing — fresh towels, a robe, and a moment to orient before stepping into the calm of the space. After changing in locker rooms, guests ease into the hydrotherapy circuit: hot pools, cold plunge, sauna, steam room, and the lounge pool, moving through each at their own pace.

Quiet corners offer reflection, while communal areas spark easy conversation and a sense of belonging that feels deeply Fairfax. Guests can layer in a massage, linger in the water a little longer, or browse a few locally curated items before heading home.







Grotto invites guests to become part of the rhythm of life in town and leave feeling lighter, invigorated, connected, and more grounded.

GROTTO

Core Amenities

- **Hot Tub**
  104 degree spa for deep relaxation
- **Cold Plunge**
  Invigorating cold immersion — a ritual of renewal
- **Lounge Pool**
  Warm soaking pool perfect for reflection
- **Wood Sauna & Steam Room**
  Traditional heat experiences for detoxification
- **Massage Therapy**
  Spa treatments offered by licensed practitioners
- **Gathering Areas**
  Corners for breathing and social connection
- **Gift Shop / Concessions**
  Curated wellness goods to take home

Design Renderings

Our design brings together **natural materials, flowing water, and thoughtful lighting** to create an environment that feels both timeless and rooted in place.

These renderings showcase the flow and atmosphere of the space — designed to honor the bathhouse tradition while creating a modern sanctuary for wellness.

Hot Spa + Steam Sauna

A steam room offers gentle, humid heat that opens pores, supports respiratory health, and provides a meditative environment for reflection. A nearby temperature-controlled soaking

provides a meditative environment for reflection. A nearby temperature-controlled soaking pool eases tension, improves circulation, and creates deep relaxation. Multiple pools allow guests to find their perfect temperature and atmosphere.



Lounging Spaces

A welcoming communal area where guests can connect, rest between heat and cold immersions, or simply enjoy the presence of others in a tranquil setting.



Cold Plunge + Steam Sauna

A brief, bracing immersion in the cold plunge sharpens the senses and awakens the body, offering a refreshing counterpoint that anchors the rhythm of renewal at Grotto. A waterfall recirculates the water throughout the pool.



Traditional Sauna

Experience the tradition of a wood sauna, offering a purifying heat that promotes detoxification, improves circulation, and provides profound stress relief, fostering a sense of well-being.



The 'Grotto' — Warm Reflection Pool

The centerpiece of our facility — a **warm, peaceful pool** designed for quiet contemplation, gentle movement, and the kind of deep restoration that happens when we give ourselves permission to simply be. This will be a silent and sacred area for guests to escape. The Grotto embodies our vision: **a place where wellness, community, and belonging converge** in the heart of Fairfax.



Milestones



1. **Location Secured**

   Signed long-term lease at 89 Broadway with **10-year lease and two 5-year renewal options** — providing stability and commitment to the community.

2. **Planning Approval w/ Use Permit**

   Town of Fairfax **approved our plans for a communal spa** use at 89 Broadway — a critical regulatory milestone demonstrating municipal support.

3. **Building Permits In Progress**

   Architectural and engineering teams finalizing complete plans. **Expected completion date: April 2026**, putting us on track for construction start.

4. **Funding & Marketing Campaigns Active**

   The momentum building around Grotto is becoming something truly special. We are holding ongoing meetings with community investors, and are continuing to add new conversations every week. It's clear that people in Fairfax feel ready for a place like this — and they want to be part of bringing it to life.

Strong Local Traction

> *"I live in San Anselmo with my partner Jessica and I'm standing in line at the ice cream joint just a few fronts down from where the Grotto will be. This is the most excited I've been in a long time for a new business to be arriving in the area. It's such a brilliant*

idea and long overdue. I can't wait to see the doors open!"
— Recent email from local resident

100K+	100K+	1k+
Social Media Views	Website Visits	Subscribers
Following announcement, with widespread enthusiam	Page visits since launch demonstrating strong organic interest	From email lists and social media accounts

Private Investors & community investors have commited financial support. **We are well on our way!**

-High activity on website fueling **Daily Subscriber Growth**
-Local business owners offering to host fundraisers and reinforcing community engagement
-Featured in the **Marin Independent Journal, Marin Buzz, and other local publications**
-Strong community support including landlord offering complimentary building upgrades and 1 year free rent
-Extensive staff report & use permit indicate positive reception from town officials


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Business Model

Grounded revenue streams designed for stability, community loyalty, and long-term resilience. Our goal is to make wellness accessible, local, and grounded in the values of our community.

Day Passes - **$65 per visit**	Memberships - **$240/month or $2,400/year**
A welcoming, flexible entry point for locals and visitors. Day passes let people discover the space without commitment and drive early-stage revenue.	Recurring, predictable revenue that forms the financial backbone of Grotto. Members become our most loyal advocates and part of the heart of the community.
Massage Services	**Retail & Concessions**
Partnering with local practitioners allows Grotto to offer a full spectrum of healing services	Thoughtfully chosen goods from local makers and wellness brands complement the experience and offer a diverified revenue stream.

Community Discounts

We offer special pricing for locals, seniors, and anyone who walks or bikes to Grotto — keeping wellness accessible and rooted in our town.

Pricing subject to change

We're Raising $1.3M to Bring Grotto to Life


Private Investors
WeFunder Crowdfunding
Founder Equity
Business Loan
Presales
Kickstarter

Seeking $350,000 from Community Investors*

We're combining community investment with business lending and significant founder equity to create a well-capitalized launch with aligned incentives across all stakeholders.

$1.3M	$350K	$100K
Total Capital Raise	Community Investment	Founder Investment
Sufficient for construction, equipment, and working capital	Revenue-share structure with attractive returns	Initial captial from founders

* Our total funding goal is up to $1.235 million. The exact amount raised through Wefunder may vary depending on how much is also secured from private investors. We're flexible in how we reach our full capital target — combining community support and private investment to bring Grotto to life.

FUTURE RETURNS & PROJECTIONS NOT GUARANTEED

Use of Funds

Strategic Capital Allocation

Every dollar is allocated to create a beautiful, functional, profitable bathhouse that serves the community for decades to come.



Construction & Build-Out
Transforming the bank building into a wellness facility — includes all spas, saunas, steam rooms, and infrastructure.

Equipment & Furnishings
Interior finishes, gift shop, locker rooms, and guest amenities that will last for years.

Pre-Opening & Marketing
Building awareness, generating memberships, and creating momentum before doors open.

Working Capital
Operating reserves to cover first months while building guest base and achieving cash flow positive operations.

Professional Services
Legal, accounting, permitting, and consulting fees to ensure compliant, professional launch.

Investment Terms

A community-friendly structure where investors benefit alongside Grotto.

Investment Structure

Investment Type	Revenue-share (non-equity)
Raise Amount	Goal of $350K from community investors
Return Multiple	**1.5x total repayment**
Repayment Rate	3% of gross revenue (scales up w/ raise amount)
Estimated Term	~4.75 years (based on conservative projections) ~3.4 years (based on optimistic projections)
Payout Frequency	Quarterly distributions

FUTURE RETURNS & PROJECTIONS NOT GUARANTEED

Expected Returns*

16.5%
Internal Rate of Return (IRR)
Strong risk-adjusted return

8.9%
Annualized ROI
Competitive with traditional investments

Risk Profile: Moderate — returns linked to real revenue performance, not equity dilution or exit events.

☐ *Returns begin once Grotto reaches quarterly breakeven (projected Q2) and continue until the 1.5x repayment cap is met. All projections are based on conservative financial modeling.

Investor Perks + Benefits

Beyond financial returns, investors become valued members of the Grotto community with exclusive benefits and recognition that deepen their connection to wellness.

$500 - Advocate	$1,000 - Supporter	$2,000 - Patron
-Name listed on "Founding Investors" Page on Website -Special "Thank You" in Investor Newsletter	-All $500 benefits -Personalized Grotto merchandise -**Two (2) Bathhouse Day Passes**	-All $1,000 benefits -**Invite to exclusive VIP Soft Opening Event**
$5,000 - Luminary	**$10,000 - Founders Circle**	**$20,000 - Legacy**
-All $2,000 benefits -**One (1) months of Unlimited Bathhouse Access for Investor + Guest** -Invite for two to VIP Soft Opening	-All $5,000 benefits -**Name on the Grotto Founders Wall in the Bathhouse** -**Three (3) months of Unlimited Bathhouse Access for Investor + Guest** -Invite to Annual Founders Circle Investor Events	-All $10,000 benefits **One (1) Full Year of Unlimited Bathhouse Access for Investor + Guest** -Private tour of the Grotto facility with the founders -**Grotto Collective Membership**

FUTURE RETURNS & PROJECTIONS NOT GUARANTEED



Project Timeline

Key Construction Planning Milestones

● **July 2025**
Planning Submission
Complete architectural plans submitted to building department for review



Sept-November 2025
Building Submissions
Planning department has approved project. Final building permits nearly submitted.

February 2026
Construction Breaks Ground
Tentative start on facility transformation and build-out

December 2026
Grand Opening
Tentative date of construction completion and doors open to the community

Timelines subject to change



Why It's Worth It

This is more than a business investment — it's an opportunity to help create a lasting community institution that will serve Fairfax for generations. We invite you to join us in bringing this vision to life.

 **Rare Opportunity**

Few properties in Fairfax can support this concept — and the timing is absolutely right in both the market and the community.

 **An Iconic Concept**

A modern bathhouse has the potential to become a beloved, generation-spanning community destination. There is nothing like this in the local area.

 **Well Researched**

Our financial plan is conservative, thoroughly researched, sustainable, and specifically built for long-term success rather than quick returns.

 **Shared Success**

Stable operations, strong guest volume, and smart business model mean everyone involved benefits — investors, founders, employees, and community.

 **We're All In**

Personally committed, financially invested, and fully prepared to operate this business full-time with complete dedication and integrity.



GROTTO

A Bathhouse for Marin County.